SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces first quarter results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

Date: June 15, 2011

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FIRST QUARTER RESULTS

HERZLIYA, Israel, June 15, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the first quarter ended March 31, 2011.

Revenues from fixed income real estate totaled $1.4 million for the quarter ended March 31, 2011, compared with $396,000 for the first quarter of 2010 and $447,000 for the fourth quarter of 2010.

        Net income for first quarter ended March 31, 2011 was $1.3 million or $0.08 per basic and diluted share, compared with a net loss of $672,000 or $0.04 per basic and diluted share for the first quarter of 2010 and with a net loss of $806,000 or $0.05 per basic and diluted for the fourth quarter of 2010

Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and diluted.

On March 2, 2011, we completed through our subsidiary, the acquisition of an office building complex in Geneva, Switzerland known as Center des Technologies Nouvelles ("CTN"). The transaction was based on a property value of CHF 126.5 million. The acquisition was undertaken by OPCTN S.A. a Luxembourg subsidiary of the company owned 51% by Optibase and 49% by the Phoenix Group. OPCTN undertook the transaction by acquiring all of the ownership interest in the property owner Eldista GmbH, a Swiss company. For further details please see our announcement dated March 3, 2011

The results for the first quarter of 2011 include a one-time other income of $4.2 million which is based on a preliminary purchase price allocation study, deriving from negative goodwill, and $909,000 of transaction costs. The negative goodwill is a result of the excess of the purchased asset fair value over the total consideration paid.

As of March 31, 2011, we had cash, cash equivalents, and other financial investments, net, of $10.4 million, and shareholders' equity of $66.1 million, compared with $30.3 million, and $40.1 million, respectively, as of December 31, 2010.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our first quarter operating results. During the quarter, we continued executing on our strategy of diversifying and upgrading the quality of our real estate portfolio by completing the acquisition of CTN and joining forces with one of Israel’s leading insurance companies. During the first quarter our EBITDA and FFO from our existing portfolio kept stable. The results of our operations for the first quarter include only one month of the CTN results as the transaction took place on the last month of the quarter which also include approximately $909,000 transaction costs and, thus, will be better reflected in our second quarter results. Our primary indicators for our real estate operations are FFO and Earnings Before Interest, Taxes, Amortization and Depreciation ("EBITDA")”. FFO is a supplemental non-GAAP financial measure used by the real estate industry to measure the operating performance of real estate companies. FFO should not be considered as a substitute for net income determined in accordance with U.S. GAAP as a measure of financial performance. Amir concluded “we are continuously exploring acquisition opportunities while focusing our efforts in the target markets in which we believe we can bring our added value into play".

OPTIBASE REPORTS/ 2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/ 3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2011

	Three months ended
	March 31	March 31
	2011	2010
	$	$
	Unaudited	Unaudited
Fixed income real estate	1,365	396

Cost and expenses:
Cost of real estate operation	283	14
Real estate depreciation and amortization	316	165

General and administrative	1,366	380
Total cost and expenses	1,965	559
Operating loss	(600)	(163)

Other Income, net	4,194	-
Financial income (loss), net	(448)	85

Income (loss) before taxes on income	3,146	(78)

Taxes on income	(53)	(8)

Net income (loss) from continuing operation	3,093	(86)

Net loss from discontinued operation	(90)	(586)

Net income (loss)	3,003	(672)

Net Income attributable to noncontrolling interests	1,741	-

Net income (loss) attributable to Optibase LTD	1,262	(672)

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.08	$(0.01)

Net loss per share from discontinued operation:
Basic and Diluted	$(0.01)	$(0.04)

Net income (loss) per share:
Basic and Diluted	$0.08	$(0.04)

Number of shares used in computing Earning per share:
Basic	16,567	16,550
Diluted	16,643	16,550

Amount in thousands

OPTIBASE REPORTS/ 4

Condensed Consolidated Balance Sheets

	March 31, 2011	December 31, 2010
	Unaudited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	10,361	30,260

Trade receivables net of bad debts	1,707	-
Other receivables and prepaid expenses	1,483	334
Assets related to discontinued operation	963	966
Total current assets	14,514	31,560

Other long term investments	270	257

Fixed assets, net	4	4
Other assets, net	1,699	552
Property, net	194,890	32,353
Total property equipment and other assets	196,593	32,909

Total assets	211,377	64,726

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	3,663	400
Trade payables	243	31
Accrued expenses and other liabilities	7,391	1,708
Liabilities related to discontinued operations	3,097	3,006
Total current liabilities	14,394	5,145

Long term liabilities:
Long term other liabilities	7,371	-
Deferred tax liabilities	14,163	-
Long term loans, net of current maturities	109,346	19,189
Total long term liabilities	130,880	19,189

Total shareholders’ equity of Optibase Ltd	42,241	40,392
Noncontrolling interests	23,862	-
Total shareholders' equity	66,103	40,392

Total liabilities and shareholders’ equity	211,377	64,726

Amounts in thousands